Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management Committee of
Great Lakes Energy Partners L.L.C.

We consent to the reference to our firm under the caption “Experts” in this Registration Statement of Form S-4 of Range Resources Corporation and in the related Prospectus and to the incorporation by reference therein of our report dated September 17, 2002, relating to the consolidated statements of income, member’s equity accumulated other comprehensive income (loss) and comprehensive income (loss) and cash flows of Great Lakes Energy Partners L.L.C. (the “Company”) for the year ended December 31, 2001 included in the Form 8-K/A of Range Resources Corporation filed on August 17, 2004. Our report dated September 17, 2002 refers to a change in the Company’s method of accounting for derivative financial instruments and hedging activities in 2001.

/s/ KPMG

Dallas, Texas
March 21, 2005